UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 18

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

BRF S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Marfrig Global Foods S.A.

(Name of Person(s) Furnishing Form)

Common Shares and American Depositary Shares,

representing common shares of BRF S.A.

(Title of Class of Subject Securities)

10552T107

(CUSIP Number of Class of Securities (if applicable))

BRF S.A.

Attn: Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

14401 Av. das Nações Unidas, 22nd Floor,

São Paulo, 04730 090, Brazil

+55 (11) 2322-5377

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF S.A. (“BRF”) and Marfrig Global Foods S.A. (“Marfrig”) on May 15, 2025
99.2*	Plan of Merger for the merger of BRF shares into Marfrig and attachments made available to investors in Brazil by Marfrig and BRF on May 16, 2025
99.3*	Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 16, 2025
99.4*	Remote Voting Bulletin of Marfrig made available to investors in Brazil by Marfrig on May 16, 2025
99.5*	BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on May 16, 2025
99.6*	Remote Voting Bulletin of BRF made available to investors in Brazil by BRF on May 16, 2025
99.8*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on May 26, 2025
99.9*	Minutes of the meeting of the board of directors of Marfrig held on May 26, 2025
99.10*	Minutes of the meeting of the board of directors of BRF held on May 26, 2025
99.11*	Amended and restated Plan of Merger for the merger of BRF shares into Marfrig and attachments made available to investors in Brazil by Marfrig and BRF on May 26, 2025
99.12*	Amended Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 26, 2025
99.13*	Amended and restated BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on May 26, 2025
99.14*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on June 4, 2025
99.15*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on June 17, 2025
99.16*	Final Synthetic Voting Map of extraordinary general meeting of Marfrig
99.17*	Consolidated Synthetic Voting Map of extraordinary general meeting of BRF
99.18*	Material Fact (fato relevante) disseminated in Brazil by BRF on June 17, 2025
99.19*	Marfrig’s Minutes of the Extraordinary General Meeting opened and suspended on June 18, 2025
99.20*	Material Fact (fato relevante) disseminated in Brazil by Marfrig on June 18, 2025
99.21*	Final Detailed Voting Map of extraordinary general meeting of Marfrig
99.22*	Material Fact (fato relevante) disseminated in Brazil by Marfrig on June 23, 2025
99.23*	Second Amended to Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on June 23, 2025
99.24*	Remote Voting Bulletin of Marfrig made available to investors in Brazil by Marfrig on June 23, 2025
99.25*	Call Notice for BRF’s Extraordinary General Shareholders’ Meeting made available to investors in Brazil by BRF on June 23, 2025
99.26*	Amended and Restated BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on June 23, 2025
99.27*	Amended and Restated Remote Voting Bulletin of BRF made available to investors in Brazil by BRF on June 23, 2025

99.28*	Material Fact (fato relevante) disseminated in Brazil by Marfrig on July 11, 2025
99.29*	Material Fact (fato relevante) disseminated in Brazil by BRF on July 11, 2025
99.30*	Material Fact (fato relevante) disseminated in Brazil by Marfrig on July 15, 2025
99.31*	Third Amended to Marfrig’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by Marfrig on July 15, 2025
99.32*	Remote Voting Bulletin of Marfrig made available to investors in Brazil by Marfrig on July 15, 2025
99.33*	Minutes of the meeting of the board of directors of Marfrig held on July 14, 2025
99.34*	Call Notice for BRF’s Extraordinary General Shareholders’ Meeting made available to investors in Brazil by BRF on July 15, 2025
99.35*	Amended and Restated BRF’s Management Proposal and Manual for Participation and attachments made available to investors in Brazil by BRF on July 15, 2025
99.36*	Minutes of the meeting of the board of directors of BRF held on July 14, 2025
99.37*	Amended and Restated Remote Voting Ballot of BRF made available to investors in Brazil by BRF on July 15, 2025
99.38*	Consolidated Synthetic Voting Map of extraordinary general meeting of BRF made available to investors by BRF on August 2, 2025
99.39*	Consolidated synthetic voting map of extraordinary general meeting of Marfrig made available to investors by Marfrig on August 4, 2025
99.40*	Material Fact (fato relevante) disseminated in Brazil by BRF’s on August 5, 2025
99.41*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on August 5, 2025
99.42*	Notice to Marfrig’s shareholders of the beginning of the period for exercising the withdrawal rights made available to investors by Marfrig on August 5, 2025
99.43*	Notice to BRF’s shareholders of the beginning of the period for exercising the withdrawal rights made available to investors by BRF on August 5, 2025
99.44*	BRF’s Minutes of the Extraordinary General Meeting held on August 5, 2025
99.45*	Marfrig’s Minutes of the Extraordinary General Meeting held on August 5, 2025
99.46*	Final Synthetic Voting Map of the Extraordinary General Meeting of Marfrig held on August 5, 2025
99.47*	Final Synthetic Voting Map of the Extraordinary General Meeting of BRF held on August 5, 2025
99.48*	Final Detailed Voting Map of the Extraordinary General Meeting of BRF made available to investors by BRF on August 12, 2025
99.49*	Final Detailed Voting Map of the Extraordinary General Meeting of Marfrig made available to investors by Marfrig on August 12, 2025
99.50*	Notice to Marfrig’s shareholders made available to investors by Marfrig on August 29, 2025
99.51*	Notice to BRF’s shareholders made available to investors by BRF on August 29, 2025
99.52*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on September 5, 2025
99.53*	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on September 8, 2025
99.54*	Minutes of the meeting of the board of directors of Marfrig held on September 8, 2025
99.55*	Notice to Marfrig’s shareholders made available to investors by Marfrig on September 8, 2025 (Distribution of Dividends)
99.56*	Notice to Marfrig’s shareholders made available to investors by Marfrig on September 8, 2025 (Result of the Exercise of the Right of Withdrawal)
99.57*	Minutes of the meeting of the board of directors of BRF held on September 8, 2025
99.58*	Notice to BRF’s shareholders made available to investors by BRF on September 8, 2025 (Result of the Exercise of the Right of Withdrawal)
99.59*	Notice to BRF’s shareholders made available to investors by BRF on September 8, 2025 (Distribution of Dividends and Interim Interest on Capital)
99.60*	Notice to BRF’s shareholders made available to investors by BRF on September 8, 2025 (Tax Treatment of Shareholders in the Context of the Merger)
99.61*	Notice to the Market disseminated in Brazil by BRF on September 18, 2025
99.62*	Minutes of the meeting of the board of directors of BRF held on September 18, 2025
99.63	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on September 22, 2025
99.64	Minutes of the meeting of the board of directors of BRF held on September 22, 2025
99.65	Joint Material Fact (fato relevante) disseminated in Brazil by BRF and Marfrig on September 22, 2025
99.66	Minutes of the meeting of the board of directors of BRF held on September 22, 2025
99.67	Minutes of the meeting of the board of directors of Marfrig held on September 22, 2025
99.68	Minutes of the meeting of the board of directors of Marfrig held on September 22, 2025

*	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(b)	Not applicable.

Item 2. Informational Legends

Included in document attached hereto as Exhibit 99.1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.7*	Investors’ presentation made available to investors in Brazil by Marfrig and BRF on May 16, 2025

*	Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(2)	Not Applicable.

(3)	Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X filed concurrently with the Securities and Exchange Commission on May 16, 2025.

(2)	Not Applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marfrig Global Foods S.A.

Dated: September 23, 2025	By:	/s/ Heraldo Geres
	Name:	Heraldo Geres
	Title:	Chief Legal Officer

	By:	/s/ Jose Ignacio Scoseria Rey
	Name:	Jose Ignacio Scoseria Rey
	Title:	Chief Financial Officer

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